UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

DATA I/O CORPORATION

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

237690102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237690102

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		230,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

230,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 237690102

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,712
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		230,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,712
	10	SHARED DISPOSITIVE POWER

230,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 237690102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Kanen Wealth Management, LLC and Mr. Kanen were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 230,420 Shares beneficially owned by Kanen Wealth Management, LLC is approximately $547,174, including brokerage commissions. The aggregate purchase price of the 15,712 Shares beneficially owned by Mr. Kanen is approximately $30,791, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,241,049 Shares outstanding, as of October 26, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on November 28, 2017, Kanen Wealth Management, LLC beneficially owned 230,420 Shares.

Percentage: 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,420

(c)	The transactions in the Shares by Kanen Wealth Management, LLC since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.
B.	David Kanen
(a)	As of the close of business on November 28, 2017, Mr. Kanen directly beneficially owned 15,712 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the 230,420 Shares owned by Kanen Wealth Management, LLC.

Percentage: 3.0%

4

CUSIP NO. 237690102

(b)	1. Sole power to vote or direct vote: 15,712
2. Shared power to vote or direct vote: 230,420
3. Sole power to dispose or direct the disposition: 15,712
4. Shared power to dispose or direct the disposition: 230,420

(c)	The transactions in the Shares by Mr. Kanen and Kanen Wealth Management, LLC since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.
(e)	As of November 28, 2017, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Kanen Wealth Management, LLC, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

5

CUSIP NO. 237690102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2017

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. 237690102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7 to the 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	(83,829)	14.3832	11/22/2017
Sale of Common Stock	(61,488)	14.9669	11/24/2017
Sale of Common Stock	(69,854)	16.0645	11/27/2017
Sale of Common Stock	(32,719)	16.0407	11/28/2017

DAvid Kanen

Sale of Common Stock	(9,000)	14.3832	11/22/2017
Sale of Common Stock	(16,335)	14.9669	11/24/2017
Sale of Common Stock	(2,450)	16.0645	11/27/2017